FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

FOR IMMEDIATE RELEASE	May 14, 2008

FORBES MEDI-TECH ANNOUNCES FIRST QUARTER 2008 FINANCIAL RESULTS

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) today announced its results for the first quarter 2008 ended March 31, 2008. Comparative period for these statements is the three months ended March 31, 2007. All amounts are in Canadian Dollars unless otherwise noted.

“Within the first quarter of this year, we announced a number of new global partnerships and collaborations to further expand the sales of Reducol™, our clinically proven food and dietary supplement ingredient that helps lower LDL or ‘bad’ cholesterol. As a result of these new initiatives, products containing Reducol™ can now be found in 11 major countries worldwide,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc.

“Operationally, we are diligently striving to reduce costs of sales while improving our margins, and are continuing to pursue the out-licensing of FM-VP4 and other potential M&A transactions,” added Mr. Butt.

Financial Highlights

•

Phytosterol revenues for the quarter ended March 31, 2008 totaled $2.03 million compared with $1.94 million for the quarter ended March 31, 2007, an increase of 5%.

•

Reported net loss of $0.34 per share for the quarter ended March 31, 2008 compared with a net loss per share of $0.49 for same period last year.

•

Subsequent to the quarter-end, as announced on May 12, 2008, Forbes completed its transaction with a private investor and obtained gross proceeds of $3 million of non-dilutive capital for its business development and operational plans. Additionally, subject to certain conditions, Forbes will receive an additional $800,000 within a year of the closing of the transaction

•

Forbes reiterates its financial outlook for the full year 2008 and continues to expect sales of $9.75 million to $10.5 million, an increase of up to 18% compared to its reported revenues in 2007. For further discussion of our 2008 financial outlook, please refer to the Company’s press release issued on February 7, 2008.

Business Highlights

•

Fiave of Italy, one of the country’s premium dairy producers, has launched a yogurt drink containing Forbes’ cholesterol-lowering ingredient, Reducol™.

•

Forbes entered into a new collaboration with Max food ingredients GmbH, a member of the Uplegger food company, for selling Reducol™ in Germany, Austria and Switzerland.

•

Forbes recently filed two new patents for the protection of its finished tablet technology, which is now being produced at a commercial scale and sold in Australia and New Zealand.

•

Forbes extended its supply and licensing contract with Pharmavite LLC until mid 2009 for the continued sale of Reducol™ in one of Pharmavite’s leading line of dietary supplements, Nature Made® CholestOff® and CholestOff® Complete.

Capital Resources

With regular planned expenditures, anticipated revenue to be generated by our nutraceutical product sales, and assuming no unanticipated expenses, we consider that our working capital will be sufficient to finance operations into the fourth quarter of 2008. Management is continuing to review operations, including a detailed examination of ongoing funding requirements for the pharmaceutical and nutraceutical operations, with a goal of further extending our working capital.

Financial Results Summary

The Company reported a net loss of $1.66 million for the quarter ended March 31, 2008 compared to a net loss of $2.34 million for the same period last year.

Summary: (‘000’s Cdn$ except per share values and number of shares) (unaudited)	3 month period ended March 31, 2008	3 month period ended March 31, 2007

Revenues	$2,080	$2,112
Expenses	(3,729)	(4,494)
Loss from operations	$(1,649)	$(2,382)
Net loss for the period before taxes	$(1,649)	$(2,382)

Income taxes (expense)/recovery	(7)	40
Net loss for the period	$(1,656)	$(2,342)

Weighted average number of shares	4,801	4,800

Net loss per share Basic and diluted	$(0.34)	$(0.49)

Revenues

Total revenues, including interest income, for the quarter ended March 31, 2008 were $2.08 million compared with $2.11 million for the quarter ended March 31, 2007, a decrease of 1%.

Revenues (summary) (‘000’s Cdn$) (unaudited)	3 month period ended March 31, 2008	3 month period ended March 31, 2007

Sales-phytosterol products	$1,771	$1,552
Sales-finished goods	259	355
Licensing	–	29
Phytosterol revenues	2,030	1,936
Interest and other	50	176

Total revenues	$2,080	$2,112

Expenses

Total expenses for continuing operations, for the three months ended March 31, 2008 were $3.73 million ($4.49 million – three months ended March 31, 2007).

Expenses (summary) (‘000’s Cdn$) (unaudited)	3 month period ended March 31, 2008	3 month period ended March 31, 2007

Cost of sales	$1,576	$1,601
General & administrative	1,297	1,238
Research & development	709	1,152
Marketing, sales & product development	358	358
(Gain) / loss on Foreign exchange	(247)	93
Depreciation & amortization	36	52

Total expenses	$3,729	$4,494

Cost of Sales

Cost of Sales for the quarter ended March 31, 2008 totaled $1.58 million on phytosterol revenues of $2.03 million, or 78% of phytosterol revenues, compared with $1.60 million on phytosterol revenues of $1.91 million or 84% of phytosterol revenues in the quarter ended March 31, 2007.

Research and Development

Research and development expenses for the quarter ended March 31, 2008 totaled $0.71 million compared with $1.15 million for the same period in 2007.  R&D expenditures in the first quarter of 2008 were primarily spent on the FM-TP series of compounds.

Liquidity and Capital Resources

As at March 31, 2008, our net cash and cash equivalents were $3.20 million compared with $5.23 million as at December 31, 2007.  Our working capital at March 31, 2008 was $8.09 million compared with $9.67 million at December 31, 2007.  The decrease in cash and working capital in the quarter was mainly attributable to funding the loss from operations.

After taking into account our regular planned expenditures, our anticipated revenue, and assuming no unanticipated expenses, we consider that our capital resources will be sufficient to finance operations into the fourth quarter of 2008.  As stated above, Management is continuing to review operations, including a detailed examination of ongoing funding requirements for the pharmaceutical and nutraceutical operations, with a goal of further extending our working capital.

Operations

During the three months ended March 31, 2008, we used $2.07 million of cash for continuing operations compared with $4.35 million of cash used in the quarter ended March 31, 2007.  Net changes in non-cash operating items used cash of $0.47 million in the quarter ended March 31, 2008 compared with a $2.14 million change in non-cash operating items in the quarter ended March 31, 2007.

First Quarter Report

This news release includes by reference the Company’s unaudited financial statements for the first quarter ended March 31, 2008 and the Management Discussion & Analysis (MD&A). The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

Annual General Meeting

The Company will hold its 2008 AGM at Simon Fraser University, 370 HSBC Executive Meeting Room, Centre for Dialogue, 580 West Hastings Street, in the City of Vancouver, BC, at 1:30 p.m. (Pacific Daylight Savings Time), on Wednesday, May 21, 2008. Please contact Forbes for any additional information.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. For more information, please visit www.forbesmedi.com.

The revenue guidance provided is primarily based on the contracted and forecasted tonnage of Reducol™ and other value added products for sale into the functional food and dietary supplement markets. We have consistently issued revenue guidance in the past in an effort to provide our shareholders with an updated revenue outlook in a timely manner. We caution readers that our revenue guidance is not to be relied upon for any other purpose. The 2008 revenue guidance includes assumptions that the contracted and forecasted amounts will be ordered and shipped as anticipated.

This News Release contains forward-looking statements and forward-looking information concerning anticipated developments in the Company’s business including projected sales and revenues, projected cost of sales and margins, future licensing out of FM-VP4, potential M&A transactions, further extension of working capital, and other information in future periods. Forward-looking statements and information can be identified by forward-looking terminology such as “striving to”, “improving”, “continue”, “potential”, “goal”, “further”, “ongoing”, “planned”, “anticipated”, “will be”, “financial outlook”,  “pursuing”, “revenue guidance”, “forecasted”, “potential”, “possible”, “continue”, “strategy”, “vision”, “will”, and similar expressions or variations thereon. Forward-looking statements and information are about the future and are inherently uncertain, and actual results may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional future capital, which may not be available in a timely manner or at all; uncertainty whether the Company’s cost of sales and margins may be able to be improved significantly or at all; the risk of unanticipated expenses and inability to control certain costs; uncertainty whether the Company’s working capital will be further extended; the Company’s need for additional customers and the Company’s reliance on its existing customers, including Fayrefield Foods and Pharmavite LLC, for performance; uncertainty whether the Company will realize the revenues currently contracted and forecasted; the effect of competition; uncertainty as to whether FM-VP4 will be licensed out; uncertainty whether the Company will be able to complete any M&A transactions; the need for future regulatory approvals, which are not assured; product liability, intellectual property and insurance risks; manufacturing risks and the Company’s dependency on Phyto-Source LP, its manufacturer of Reducol™; exchange rate fluctuations; the early stage of development of the FM-TP Series of Compounds and risks inherent in research and development; uncertainty whether the Company’s shares will remain listed on NASDAQ; and other risks and uncertainties affecting the Company and its business, as contained in its latest Annual Information Form / Form 20-F and other documents filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements or information if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Nature Made® CholestOff® and CholestOff® are registered trademarks of Pharmavite LLC.

Contacts:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com

David Goold

Chief Financial Officer

Phone: (604) 689-5899

E-mail: dgoold@forbesmedi.com

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)

(unaudited)

	March 31	December 31
	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	$3,203	$5,234
Accounts receivable	1,215	1,277
Inventories	5,262	5,317
Prepaid expenses and deposits	399	224
	10,079	12,052

Long-term Assets
Capital assets	361	387
Intangible and other assets	504	512

	$10,944	$12,951

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,921	$2,325
Current portion tenure allowance payable	65	54
	1,986	2,379
Long-term liabilities
Tenure allowance	957	940
	2,943	3,319

Shareholders’ equity
Share capital	$2,567	$101,027
Contributed surplus	9,900	9,875
Deficit	(4,466)	(101,270)
	8,001	9,632

	$10,944	$12,951

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

 (Expressed in thousands of Canadian dollars except share and per share values)

 (unaudited)

	Three months ended
	March 31	March 31
	2008	2007

REVENUES
Sales	$2,030	$1,907
Licensing	—	29
Phytosterol revenues	2,030	1,936

Interest and other	50	176
	2,080	2,112

EXPENSES
Cost of sales	1,576	1,601
General and administrative	1,297	1,238
Research and development	709	1,152
Marketing, sales and product development	358	358
Loss/(gain) on foreign exchange	(247)	93
Depreciation and amortization	36	52
	3,729	4,494
Net loss and comprehensive loss for the period before taxes	$(1,649)	$(2,382)

Income tax (expense)/recovery	(7)	40

Net loss and comprehensive loss for the period	$(1,656)	$(2,342)

Deficit, beginning of period	(101,270)	(89,587)
Reduction of deficit and stated share capital	98,460	—

Deficit, end of period	$(4,466)	$(91,929)

Weighted average number of common shares outstanding (‘000’s)	4,801	4,800

Basic and diluted loss per share	$(0.34)	$(0.49)

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Expressed in thousands of Canadian dollars)

 (unaudited)

	Three months ended
	March 31	March 31
	2008	2007
OPERATIONS
Net loss for the period	$(1,656)	$(2,342)
Adjustments for:
Depreciation and amortization	36	52
Amortization of deferred license revenues	—	(29)
Stock-based compensation expense	25	110
	(1,595)	(2,209)
Net change in non-cash operating items	(471)	(2,144)
Net cash used in operations	(2,066)	(4,353)

INVESTMENTS
Acquisition of fixed assets	(2)	(23)
Proceeds from other assets	37	34
	35	11

FINANCINGS
	—	—

Net decrease in cash and cash equivalent	(2,031)	(4,342)
Cash and cash equivalents, beginning of period	5,234	15,287

Cash and cash equivalents, end of period	$3,203	$10,945

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